UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 21)

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

009363102

(CUSIP Number of Class of Securities)

Robert H. Young, Jr.

Senior Vice President, General Counsel and Secretary

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel A. Neff, Esq.

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 21 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Airgas, Inc., a Delaware corporation (“Airgas” or the “Company”), with the Securities and Exchange Commission on February 22, 2010, relating to the tender offer by Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), to purchase all of the outstanding shares of Airgas’ Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock (“Rights,” and together with the Airgas Common Stock, the “Airgas Common Shares”), at a price of $63.50 per share, net to the seller in cash, without interest and less any required withholding taxes. Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 1.	SUBJECT COMPANY INFORMATION

The section entitled “Securities” in Item 1 of the Statement is hereby amended and restated in its entirety as follows:

Securities

The title of the class of equity securities to which this Statement relates is Airgas’ Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock (“Rights,” and together with the Airgas Common Stock, the “Airgas Common Shares”), issued pursuant to the Rights Agreement, dated as of May 8, 2007, between Airgas and The Bank of New York, as Rights Agent (the “Rights Agreement”). As of July 13, 2010, there were 83,628,144 Airgas Common Shares outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The first two paragraphs of the section entitled “Tender Offer” in Item 2 of the Statement are hereby amended and restated in their entirety as follows:

The Original Tender Offer

On February 11, 2010, Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), commenced an unsolicited tender offer to purchase all of the outstanding Airgas Common Shares at a price of $60.00 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer was made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (as amended, together with the exhibits thereto, the “Schedule TO”), originally filed by Air Products and AP Sub with the Securities and Exchange Commission (the “SEC”) on February 11, 2010. The value of the original consideration offered, together with all of the terms and conditions applicable to the tender offer as modified through July 7, 2010, is referred to in this Statement as the “Original Offer.”

The Revised Tender Offer

On July 8, 2010, Air Products announced that it was revising its tender offer price to $63.50 per share in cash. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, as revised, is referred to in this Statement as the “Revised Offer.” Either the Original Offer or the Revised Offer is referred to in this Statement as the “Offer.”

Air Products has stated that the purpose of the Offer is to acquire control of, and the entire equity interest in, Airgas. Air Products has indicated that it intends, as soon as practicable after the consummation of the Offer, to seek to consummate a merger of Airgas and AP Sub (or one of its or Air Products’ subsidiaries) (the “Second-Step Merger”). Air Products has nominated, and has stated that it intends to solicit proxies for the election of, a slate of three nominees for election at Airgas’ 2010 annual meeting of stockholders (the “Airgas Annual Meeting”). Air Products has also submitted three proposals for consideration by Airgas stockholders at the Airgas Annual Meeting and has stated that it intends to solicit proxies in favor of those proposals. Please see “The Solicitation or Recommendation–Background of the Offer” for additional information. In addition, whether or not Air Products proposes a merger or other business combination with Airgas and whether or not its nominees are elected at the Airgas Annual Meeting, the Schedule TO states that Air Products intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Board of Directors of Airgas (the “Airgas Board”) and, promptly after the consummation of the Offer, to request that some or all of the current members of the Airgas Board resign and that Air Products’ designees be elected to fill the vacancies so created.

The second to last paragraph of the section entitled “Tender Offer” in Item 2 of the Statement is hereby amended and restated in its entirety as follows:

For a full description of the conditions to the Offer, please see the Schedule TO, as amended.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Except as described in this Statement or in the excerpts from the Airgas Preliminary Proxy Statement on Schedule 14A, dated and filed with the SEC on July 8, 2010 (the “2010 Preliminary Proxy Statement”), relating to the 2010 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(7) to this Statement and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Airgas or any of its affiliates, on the one hand, and (i) Airgas or any of its executive officers, directors or affiliates, or (ii) AP Sub, Air Products or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(7) is incorporated herein by reference and includes the following sections from the 2010 Preliminary Proxy Statement: “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation,” “Certain Relationships and Related Transactions” and “Security Ownership.”

Any information contained in the pages from the 2010 Preliminary Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Air Products

According to the Schedule TO, as of February 11, 2010, Air Products was the beneficial owner of 1,508,255 Airgas Common Shares, representing approximately 1.8% of the outstanding Airgas Common Shares.

Airgas has a long-term take-or-pay supply agreement, in effect through August 31, 2017, with Air Products to supply Airgas with bulk liquid nitrogen, oxygen and argon. Additionally, Airgas purchases helium and hydrogen gases from Air Products under long-term take-or-pay supply agreements. Based on the volume of fiscal year 2010 purchases, the Air Products supply agreements represent approximately $55 million annually in liquid bulk gas purchases.

Consideration Payable Pursuant to the Offer and the Second-Step Merger

If the Airgas directors and executive officers were to tender any Airgas Common Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other Airgas stockholders. As of June 30, 2010, the Airgas directors and executive officers owned an aggregate of 8,161,561 Airgas Common Shares. If the Airgas directors and executive officers were to tender all of such Airgas Common Shares for purchase pursuant to the Offer and those Airgas Common Shares were accepted for purchase by Air Products, the Airgas directors and executive officers would receive an aggregate of approximately $518 million in cash. To the knowledge of Airgas, none of the Airgas directors and executive officers currently intend to tender shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

As of June 30, 2010, the Airgas directors and executive officers held options to purchase an aggregate of 2,740,183 Airgas Common Shares, with exercise prices ranging from $8.99 to $62.23 and an aggregate weighted average exercise price of $36.89 per share, 1,986,183 of which were vested and exercisable as of that date. Any Airgas stock options held by the Airgas directors and executive officers were issued pursuant to the 1997 Stock Option Plan, the 1997 Directors’ Stock Option Plan and the 2006 Amended and Restated Equity Incentive Plan, filed as Exhibits (e)(2), (e)(3) and (e)(4), respectively, to the Statement filed February 22, 2010, and incorporated herein by reference (collectively, the “Plans”). Under the Plans, consummation of the Offer would constitute a change of control of Airgas, and upon a change of control of Airgas, unvested options to purchase 754,000 Airgas Common Shares held by the Airgas directors and executive officers would vest.

The following table summarizes, with respect to (1) each Airgas director, (2) each Airgas Named Executive Officer, and (3) all executive officers (other than the Named Executive Officers) (the “Other Executive Officers”) as a group, the aggregate, positive difference in value between $63.50 and the per share exercise prices (the “Spread Value”) of the options to purchase Airgas Common Shares held by such directors and executive officers as of June 30, 2010:

Name	Airgas Common Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Airgas Common Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)
Peter McCausland	316,250	3,226,700	758,750	25,699,550
Chairman and Chief Executive Officer
W. Thacher Brown	—	—	66,500	2,251,785
Director
Paula A. Sneed	—	—	66,500	2,251,785
Director
James W. Hovey	—	—	66,500	2,251,785
Director
Richard C. III	—	—	41,000	1,017,685
Director
David M. Stout	—	—	66,500	2,251,785
Director
Lee M. Thomas	—	—	57,500	1,801,685
Director
John C. van Roden, Jr.	—	—	25,540	436,033
Director
Ellen C. Wolf	—	—	11,773	266,975
Director
Michael L. Molinini	107,175	1,153,139	169,325	5,455,143
Executive Vice President and Chief Operating Officer
Robert M. McLaughlin	65,900	641,772	93,600	2,786,590
Senior Vice President and Chief Financial Officer
Andrew R. Cichocki	34,900	347,120	114,500	4,626,702
Division President
Robert A. Dougherty	46,250	587,013	109,350	3,767,399
Senior Vice President and Chief Information Officer
All Other Executive Officers as a group (five individuals)	183,525	1,886,373	338,845	10,204,601

Potential Severance and Change in Control Benefits

Airgas has entered into change of control agreements (the “COC Agreements”) with Messrs. McCausland, Molinini, McLaughlin, Cichocki and Dougherty, and five other executive officers. The terms of the COC Agreements provide salary and benefit continuation if (1) there is a change of control of Airgas and (2) Airgas terminates a covered executive’s employment without cause or if the executive terminates employment for good reason, in each case within three years following a change of control (a “Qualifying Termination”). Good reason includes a material diminution of position, a material decrease in base compensation, a material breach of any employment agreement, or a material change in location. The Offer, if consummated, would constitute a change of control for purposes of each of the COC Agreements.

Under the COC Agreements, in the event of a Qualifying Termination, an executive would be entitled to:

•

a lump-sum payment equal to two times the sum of (1) the executive’s annual base salary at the time of termination, or, if greater, at the time the change of control occurred, plus (2) the bonus amount last paid to the executive prior to the occurrence of the change of control under the Airgas annual executive bonus plan;

•	continuation of health and welfare benefits for up to three years; and

•	vesting of all stock options and restricted stock.

The cash and non-cash amounts payable under the COC Agreements and under any other arrangements with Airgas are limited to the maximum amount permitted without the imposition of an excise tax under the Internal Revenue Code (the “Severance Cap”). Generally, the Severance Cap would limit an executive’s benefits under a COC Agreement to 2.99 times the executive’s average annual compensation for the preceding five years. The above description of the COC Agreements is qualified in its entirety by reference to the COC Agreement filed as Exhibit (e)(5) to the Statement filed February 22, 2010 and incorporated herein by reference.

Under an arrangement with Mr. McCausland originally entered into in 1992, which was amended and restated on May 29, 2009 (the “Amended and Restated Executive Severance Agreement”), in the event Mr. McCausland experiences a Qualifying Termination, he is entitled to a payment equal to two times his annual base salary, in addition to any severance payments and benefits under his COC Agreement. The aggregate payments and benefits to Mr. McCausland under the COC Agreement and the Amended and Restated Executive Severance Agreement are subject to the Severance Cap. The above description of the Amended and Restated Executive Severance Agreement is qualified in its entirety by reference to the Amended and Restated Executive Severance Agreement filed as Exhibit (e)(6) to the Statement filed February 22, 2010 and incorporated herein by reference.

The Airgas, Inc. Severance Pay Plan (the “Severance Pay Plan”) provides severance benefits to all Airgas employees, including the executive officers covered by the COC Agreements (other than Mr. McCausland), in the event of a termination of employment due to (1) a lack of work, (2) a reorganization of the Airgas business, (3) the closing of all or a portion of the employee’s principal workplace or (4) economic conditions. Benefits under the Severance Pay Plan include two weeks of notice pay plus one week of salary for each completed year of service, up to a maximum of 24 weeks of salary. In addition, under the Severance Pay Plan, an eligible participant will be entitled to continued health and welfare benefits during the severance period at the same cost that Airgas employees pay. Benefits under the plan are not available to an executive officer if the executive officer is eligible for similar benefits under a separate severance agreement with Airgas, such as a COC Agreement.

In addition to the benefits under the Severance Pay Plan described above, Airgas has entered into supplemental severance arrangements with approximately 120 Airgas associates, pursuant to which, upon a termination of a covered associate’s employment without cause following a change of control of Airgas, such covered associate would be entitled to a lump sum payment equal to six months base salary. The Offer, if consummated, would constitute a change of control for purposes of these supplemental severance arrangements.

The following table presents, with respect to (1) each Airgas Named Executive Officer, and (2) with respect to all Other Executive Officers as a group, an estimate of the amounts of severance benefits payable in the event of a Qualifying Termination, estimated as of June 30, 2010. For a quantification of the Spread Value of vested and unvested options to purchase Airgas Common Shares based on a $63.50 per share value, see the table above under the heading “Consideration Payable Pursuant to the Offer and the Second-Step Merger.”

Name	Severance Payments ($)	Health and Welfare Benefits ($)
Peter McCausland	4,326,000	17,152
Chairman and Chief Executive Officer

Michael L. Molinini	727,504	17,152
Executive Vice President and Chief Operating Officer

Robert M. McLaughlin	633,654	25,807
Senior Vice President and Chief Financial Officer

Andrew R. Cichocki	750,372	25,807
Division President

Robert A. Dougherty	604,054	25,807
Senior Vice President and Chief Information Officer

All Other Executive Officers as a group (five individuals)	2,974,041	129,035

Directors’ Compensation

Under the Airgas director compensation policy, only directors who are not employees of Airgas receive compensation for their services as directors. Non-employee directors receive an annual retainer of $25,000, plus a fee of $1,500 for each board or committee meeting attended. The Chairmen of the Governance and Compensation Committee and the Finance Committee also receive an additional $3,000 annual retainer, and the Chairman of the Audit Committee receives an additional $5,000 annual retainer. A majority of the directors’ compensation is in the form of immediately exercisable stock options with an exercise price of each option equal to the closing price of Airgas Common Shares on the date of grant. Airgas also reimburses its non-employee directors for their out-of-pocket expenses incurred in connection with attendance at Board, committee and stockholder meetings, and other company business.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits Airgas to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, incurred in defense of any action (other than an action by or in the right of Airgas) arising by reason of the fact that he is or was an officer or director of Airgas if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Airgas and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 also permits Airgas to indemnify any such officer or director against expenses incurred in an action by or in the right of Airgas if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Airgas, except in respect of any matter as to which such person is adjudged to be liable to Airgas, in which case court approval must be sought for indemnification. This statute requires indemnification of such officers and directors against expenses to the extent they may be successful in defending any such action. This statute provides that it is not exclusive of other indemnification that may be granted by the Airgas By-Laws, a vote of stockholders or disinterested directors, agreement or otherwise. The statute permits purchase of liability insurance by the registrant on behalf of officers and directors, and Airgas has purchased such insurance.

Article VII of the Airgas By-Laws requires indemnification to the fullest extent permitted by, and in the manner permissible under, the laws of the State of Delaware to any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of Airgas or any predecessor of Airgas or served any other enterprise as a director or officer at the request of Airgas or any predecessor of Airgas. The indemnification provided for in Article VII is expressly not exclusive of any other rights to which any director or officer may be entitled apart from the provisions of that Article.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The section entitled “Solicitation/Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Solicitation/Recommendation

After careful consideration at meetings on July 15 and July 20, 2010, including review of the terms and conditions of the Revised Offer in consultation with Airgas’ financial and legal advisors, the Airgas Board unanimously determined that the Revised Offer is grossly inadequate and not in the best interests of Airgas’ stockholders. Accordingly, for the reasons described in more detail below, the Airgas Board unanimously recommends that Airgas’ stockholders reject the Revised Offer and NOT tender their Airgas Common Shares to AP Sub pursuant to the Revised Offer. Please see “—Reasons for Recommendation” below for further detail.

If you have tendered your Airgas Common Shares, you can withdraw them. For assistance in withdrawing your Airgas Common Shares, you can contact your broker or Airgas’ information agent, Innisfree M&A Incorporated, at the address and phone number below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll-free: (877) 687-1875

Banks and brokers may call collect: (212) 750-5833

Copies of the press release and letters to Airgas’ stockholders, employees and customers dated July 21, 2010, relating to the recommendation of the Airgas Board to reject the Revised Offer are filed as Exhibits (a)(34), (a)(35), (a)(36) and (a)(37) hereto and are incorporated herein by reference.

The section entitled “Background of the Offer and Reasons for Recommendation—Background of the Offer” in Item 4 of the Statement is hereby amended and supplemented by adding thereto the following:

Background of the Offer

On February 11, 2010, Air Products, through its wholly-owned subsidiary, Air Products Distribution, Inc., commenced an unsolicited offer to acquire all outstanding Airgas Common Shares for $60 per share in cash.

Prior to launching its unsolicited tender offer, Air Products made a series of proposals to acquire Airgas, each of which the Airgas Board unanimously rejected on the grounds that it grossly undervalued Airgas:

•

In mid-October 2009, John McGlade, the Chairman, President and Chief Executive Officer of Air Products, made an unsolicited oral proposal to Peter McCausland, Chairman and Chief Executive Officer of Airgas, to acquire Airgas for $60 per share on an all-stock basis.

•	On November 20, 2009, Mr. McGlade sent a letter to Mr. McCausland making an unsolicited proposal to acquire Airgas for $60 per share, again on an all-stock basis.

•

On December 17, 2009, Mr. McGlade sent a letter to Mr. McCausland revising Air Products’ prior $60 per share stock-for-stock proposal, proposing to acquire Airgas for $62 per share with consideration including up to 50% cash.

•	On February 4, 2010, Mr. McGlade sent a letter to Mr. McCausland with another unsolicited proposal to acquire Airgas for a reduced price of $60 per share on an all-cash basis.

The Offer was initially scheduled to expire on April 9, 2010, but Air Products extended the expiration date to June 4, 2010. In connection with that extension of the Offer, Air Products announced that approximately 12,291 Airgas Common Shares (or approximately 0.015 % of the outstanding shares) had been tendered in and not withdrawn from the Offer as of the close of business on April 1, 2010.

On May 13, 2010, Air Products notified Airgas of its intent to nominate John P. Clancey, Robert L. Lumpkins and Ted B. Miller (collectively, the “Air Products Nominees”) for election to the Airgas Board and to submit certain proposals for consideration by the Airgas stockholders at the 2010 Annual Meeting of Stockholders of Airgas (collectively, the “Air Products Proposals”). The Air Products Proposals seek to amend Airgas’ By-Laws (a) to provide that any person nominated for election as a director by the Airgas Board (other than the Chief Executive Officer) who is not elected at an annual meeting of stockholders will be ineligible to serve until after the third annual meeting following such annual meeting and if the Airgas Board nominates the Chief Executive Officer, currently Peter McCausland, and he is not elected at an annual meeting of stockholders, then he will be ineligible to serve until after the third annual meeting following such annual meeting unless he is approved by a majority of the independent members of the Airgas Board, but he would in no event be eligible to serve as Chairman until after the third annual meeting following such annual meeting, (b) to require that the 2011 Annual Meeting of Stockholders be held on January 18, 2011—only four months after the 2010 Annual Meeting of Stockholders and during the same fiscal year as the 2010 Annual Meeting of Stockholders—and that all future annual meetings of stockholders be held in January, and (c) to repeal any By-Law amendment adopted by the Airgas Board without stockholder approval after April 7, 2010 and prior to the effectiveness of the resolution effecting such repeal. In connection with the submission by Air Products of its Notice of Intent to Nominate Individuals for Election as Directors and Propose Stockholder Business at the 2010 Annual Meeting of Stockholders of Airgas, on May 13, 2010, a representative of counsel to Air Products requested that counsel to Airgas inform the Board of Directors that Air Products requested an opportunity to meet with the Board of Directors of Airgas to negotiate regarding its $60 per share proposal. The Airgas Board of Directors considered the request and concluded unanimously that there was no benefit for Airgas or its stockholders to meet to negotiate a proposal that the Board has determined to be grossly inadequate.

On June 1, 2010, Air Products further extended the expiration date of the Offer to midnight, New York City time, the night of August 13, 2010. In connection with the extension of the Offer, Air Products announced that approximately 15,981 Airgas Common Shares had been tendered in and not withdrawn from the Offer as of the close of business on June 1, 2010. The Airgas Common Shares tendered into the Offer as of June 1, 2010 represented less than 0.02% of the issued and outstanding Airgas Common Shares.

On June 16, 2010, Air Products filed its preliminary Proxy Statement relating to the 2010 Annual Meeting of Stockholders of Airgas, soliciting proxies to elect the Air Products Nominees and to vote for the Air Products Proposals.

On June 21, 2010, Airgas filed its preliminary Proxy Statement relating to the 2010 Annual Meeting of Stockholders of Airgas, soliciting proxies to, among other things, reelect as Airgas directors Peter McCausland, W. Thacher Brown and Richard C. Ill and to vote against the Air Products Proposals. The Airgas Board of Directors unanimously recommended against the election of the Air Products Nominees and against the Air Products Proposals.

On July 8, 2010, Air Products and AP Sub announced the Revised Offer by means of a press release and an amendment to its Schedule TO. On the same day, Airgas issued a press release requesting that its stockholders take no action in response to the Revised Offer and informing its stockholders that the Airgas Board, in consultation with its independent financial and legal advisors, intended to advise stockholders of its formal position regarding the Revised Offer.

On July 9, 2010, Air Products sent a letter to the Airgas Board requesting that Airgas and its advisors “sit down to discuss completing the transaction in the best interests of the shareholders of both companies.” A copy of this letter is attached hereto as Exhibit (a)(38) and is hereby incorporated herein by reference.

On July 15, 2010 and July 20, 2010, the Airgas Board met to review the terms of the Revised Offer with the assistance of BofA Merrill Lynch, Goldman Sachs and Wachtell, Lipton, Rosen & Katz. During the July 20, 2010 meeting, BofA Merrill Lynch and Goldman Sachs each rendered an oral opinion to the Airgas Board, subsequently confirmed in writing, that as of July 20, 2010 and based upon and subject to the factors and assumptions set forth in the written opinions, the consideration proposed to be paid to the holders of Airgas Common Shares (other than AP Sub and its affiliates) pursuant to the Revised Offer was inadequate from a financial point of view to such holders.

For the reasons discussed below, the Airgas Board has unanimously determined that the Revised Offer grossly undervalues Airgas and is not in the best interests of Airgas and its stockholders. Accordingly, the Airgas Board has unanimously determined to recommend that the Airgas stockholders reject the Revised Offer and not tender their Airgas Common Shares into the Revised Offer. Further, the Airgas Board has unanimously determined it is not in the best interests of Airgas stockholders to pursue negotiations with Air Products with respect to the Revised Offer.

The full text of the respective written opinions of BofA Merrill Lynch and Goldman Sachs, each dated July 20, 2010, and each of which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes D and E, respectively. BofA Merrill Lynch and Goldman Sachs provided their respective opinions for the information and assistance of the Airgas Board in connection with its consideration of the Revised Offer. The opinions of BofA Merrill Lynch and Goldman Sachs are not a recommendation as to whether or not any holder of Airgas Common Shares should tender such Airgas Common Shares in connection with the Offer or any other matter.

On July 21, 2010, Mr. McCausland responded on behalf of the Airgas Board to Mr. McGlade’s July 9, 2010 letter, stating that in light of its determination that the Revised Offer is grossly inadequate and highly opportunistic, the Airgas Board believes that the Revised Offer is not a sensible starting point for any discussions or negotiations. The letter is included as Exhibit (a)(39) and is incorporated by reference herein.

The section entitled “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Reasons for Recommendation

In reaching the conclusions and in making the recommendation to reject the Revised Offer, the Airgas Board consulted with Airgas’ management and financial and legal advisors, and took into account numerous factors, including but not limited to the factors listed below.

In the Airgas Board’s judgment, the Revised Offer, like Air Products’ previous offers, is grossly inadequate and an extremely opportunistic attempt to cut off the Airgas stockholders’ ability to benefit as the domestic economy continues its recovery.

The Airgas Board believes that recent events validate its original recommendation with respect to the Offer and strengthen its conviction that Airgas will generate more value for Airgas stockholders by executing Airgas’ strategic plan than by pursuing the Revised Offer. In this regard, in the quarter ended June 30, 2010, Airgas recorded adjusted earnings per share of $0.83,1 the second-best earnings quarter in Company history, and achieved operating margins near record levels. This impressive performance is consistent with Airgas’ historical pattern of strong but delayed recovery as the domestic economy emerges from recession, and supports the Airgas Board’s view that actions taken and investments made during recent years have created an even stronger, more profitable company. The Airgas Board believes that Airgas stockholders – not Air Products – should reap the benefits of Airgas’ increased earning power and bright future.

Airgas believes that Air Products’ cost of acquisition of the Company under its $63.50 proposal is effectively the same as under Air Products’ December 2009 $62 per share stock and cash proposal. Since December 31, 2009, Airgas has reduced its adjusted debt (which includes amounts outstanding under its trade receivables securitization) by over $160 million.2 As a result, while the per-share amount that Air Products has offered is nominally higher, Air Products’ total cost to acquire Airgas (as measured in terms of enterprise value) remains the same at approximately $7.15 billion, despite Airgas’ strongly increasing earnings and enhanced prospects.

Further, in assessing the $3.50 increase in the all-cash tender offer price, the Airgas Board notes that the average percentage share price appreciation of the three major industrial gas companies, excluding Air Products and Airgas, during the period between February 5, 2010 (the date of the $60 offer) and July 8, 2010 (the date of the $63.50 offer), substantially exceeds the percentage price increase reflected in the Revised Offer. Specifically, while the revised Air Products offer reflects a per share price increase of 5.8%, the share price of the three major industrial gas companies, excluding Air Products and Airgas, increased by an average of approximately 11.7% on an equal weighting basis denominated in local currencies, during the same period.

The Airgas Board believes that the impact of the Revised Offer, combined with the Air Products Proposals, if they were adopted and not found to be invalid, would be to terminate Airgas’ ability to deliver to its stockholders the great value they would realize if Airgas continues on its current course and executes its strategic plan.

I)	The Revised Offer Grossly Undervalues Airgas.

The Board believes that the Revised Offer grossly undervalues Airgas as it does not reflect the underlying value of Airgas’ assets, operations and strategic plan, including its industry-leading position, unrivaled platform and future growth prospects. Since its founding, Airgas has delivered extraordinary results for its stockholders, and, by virtue of its industry position, strategic direction, management and culture, the Airgas Board believes the Company is poised to continue to provide extraordinary results for its stockholders. In responding to the Original Offer in February, the Airgas Board advised stockholders of its belief that the Original Offer was an extremely opportunistic attempt to cut off the Airgas stockholders’ ability to benefit as the domestic economy continues its recovery. In the Airgas Board’s view, recent developments provide strong support for this belief. The Board believes that the Revised Offer is disadvantageous to Airgas stockholders:

•

The Airgas Board believes that the Revised Offer does not reflect the value inherent in Airgas’ future prospects. The Airgas Board has carefully reviewed, and in November approved, our Company’s five-year strategic and financial plan, which was the product of our customary planning process, which for the current plan commenced in July 2009 and was completed in October 2009. The Airgas Board has a high degree of confidence in management’s plans and in the Company’s strategic planning process. While future results are inherently subject to a number of risks, the Airgas Board believes that this confidence is supported by Airgas’ history of achieving or exceeding its strategic plans over many years and through many business cycles.

[1]	See reconciliation of non-GAAP measures on Annex F.
[2]	See reconciliation of non-GAAP measures on Annex F.

•

We believe that Airgas’ performance in emerging from the last recession supports the Board’s view of Airgas’ potential. While future performance is of course subject to risk, we believe that our performance during the years 2002 to 2005, when the United States pulled out of the previous recession, supports our belief in our company’s potential. During that period, Airgas achieved an 18% compound annual growth rate in adjusted earnings per share as reflected in the chart below:

In comparison, our strategic plan incorporates a more conservative 16% compound annual growth rate to reach our earnings goal of $4.20+ in calendar year 2012.

•

Airgas’ increasingly strong performance, combined with Airgas’ historical experience as the economy emerged from past recessions, further enhance the conviction of the Airgas Board that over time Airgas will deliver greater value to its stockholders than would be obtained under the Revised Offer. The Airgas Board believes that Airgas’ solid fourth quarter results (for the quarter and fiscal year ending March 31, 2010) and Airgas’ just-announced results for the quarter ended June 30, 2010—which reflect the second-best quarterly earnings in Airgas’ history—indicate that Airgas’ business has started to rebound. In this regard, the 6% same-store year over year sales growth for the quarter ending June 30, 2010 is the first positive same-store year over year result since the quarter ended December 31, 2008. This is indicative of the severity of the recession which began in 2008. Also, Airgas’ strongly improving results for the past two quarters are, in the Airgas Board’s view, consistent with Airgas’ historical pattern as the domestic economy emerges from recession.

•

Airgas has already started to demonstrate its strength as the economy emerges from recession. Airgas’ results for the quarter ended June 30, 2010 include adjusted earnings per share of $0.83,[3] making this the second-best earnings quarter in Company history, and include operating margins near record levels. Airgas achieved these results despite revenues that have not yet returned to pre-recessionary levels. In the Airgas Board’s view, this impressive performance is consistent with Airgas’ historical pattern of strong but delayed recovery as the domestic economy emerges from recession, and supports the Airgas Board’s view that actions taken and investments made during recent years have created an even stronger, more profitable company. In addition, Airgas raised its full-year fiscal 2011 earnings guidance from a range of $2.95 to $3.05 to a new range of $3.15 to $3.30, representing 18% to 23% growth over fiscal year 2010 adjusted earnings, on the strength of the results and the improved outlook.[4] Further, the increasing momentum Airgas is seeing reinforces Airgas’ confidence in its calendar year 2012 earnings goal of at least $4.20 per share, and with continued modest improvement in the economy, Airgas could very well outperform that objective.

•

The Airgas Board believes that Airgas is even better positioned to grow as the economy continues its recovery than during the 2002-2005 period following the end of the previous recession. The Airgas Board believes that, in 2010, Airgas has a greater mix of higher margin product lines, greater potential for cost savings and greater prospects for return on investment than at the end of the prior recession. For example, the higher margin Gas/Rent product lines of Airgas now comprise approximately 65% of Airgas’ total sales, as compared to approximately 55% in 2001. In addition, Airgas has made significant investments since the last economic recovery, and the Airgas Board believes that returns from several of Airgas’ significant recent investments have only begun to be realized. Indeed, from calendar year 2002 to calendar year 2009, Airgas has more than doubled its number of cylinders and bulk tanks, and it has increased its air separation unit production capacity by a multiple of more than 14.

In the period since 2007 alone, Airgas has made nearly $2.5 billion in capital expenditures and acquisitions. The Board believes, based on the Company’s track record in making capital expenditures and acquisitions, that these investments should generate attractive returns for Airgas stockholders. Airgas successfully commenced the roll out of its SAP implementation schedule on July 5, 2010, with the conversion of its hardgoods infrastructure businesses. All converted operations are currently running as planned and without interruption. Airgas’ announced guidance and earnings goals include the costs of SAP implementation but do not reflect any of the anticipated benefits of SAP, which upon full implementation are expected to exceed Airgas’ investment hurdle rates and cost of capital.

•

Airgas’ extraordinary results over its history provide the Board confidence as to Airgas’ future. Airgas has delivered superior value to its stockholders since its initial public offering in 1986, with a cumulative total stockholder return (defined as stock price appreciation plus dividends reinvested) of 4,201%[5] since that time, which represents a compound annual growth rate of 18% and places Airgas ahead of 94% of companies in the S&P 500 index. Our record of sustained growth for the calendar years 2001-2009 is similarly stellar: the compound annual growth rate during that period for revenues, EBITDA, adjusted cash from operations[6] and diluted earnings per share are 11%, 17%, 21% and 20%, respectively. Importantly, our Board believes that the drivers of our historical success remain in place to enable our Company to continue its extraordinary performance.

A comparison of Airgas’ performance to Air Products’ is also instructive. With the exception of the 2009 calendar year, in every cumulative annual period since 2000, measured from the first of each calendar year to December 31, 2009, Airgas’ stock price has consistently outperformed that of Air Products. Airgas’ stock price appreciated 80% over the last five years and 415% over the last ten years, compared to just 40% and

[3]	See reconciliations of non-GAAP measures on Annex F.
[4]	See reconciliations of non-GAAP measures on Annex F.
[5]	Market data as of market close on February 4, 2010, one day prior to Air Products’ publicly disclosing its unsolicited proposal.
[6]	Reconciliation of adjusted cash from operations is available on the airgas.com website –Investor Info/GAAP Reconciliation and is also available in the appendix of the presentation filed as Exhibit (a)(6) to the statement filed February 22, 2010.

145% for Air Products’ shares over the same periods. In addition, Airgas has achieved total cumulative stockholder returns of 89% and 435% over the last five and ten years, respectively, versus Air Products’ 56% and 198%. Airgas has also significantly outperformed Air Products in compound annual growth rate of revenue and earnings per share since 2001. For the calendar years 2001 through 2008, Airgas generated a 24% compound annual growth rate in operating income from continuing operations, compared to Air Products’ 8%.

•

Airgas believes that Air Products’ total cost to acquire Airgas is effectively the same as under the December 2009 $62 per share proposal. As described above, Air Products made a $62 per share stock and cash proposal in December 2009 and the $60 per share cash Original Offer in February 2010. The Airgas Board unanimously rejected each of these as grossly inadequate. Airgas believes that Air Products’ cost of acquisition of the Company under its $63.50 proposal is effectively the same as under Air Products’ December 2009 $62 per share stock and cash proposal. Since December 31, 2009, Airgas has reduced its adjusted debt (which includes amounts outstanding under its trade receivables securitization) by over $160 million.[7] As a result, while the per-share amount that Air Products has offered is nominally higher, Air Products’ total cost to acquire Airgas (as measured in terms of enterprise value) remains the same at approximately $7.15 billion, despite Airgas’ strongly increasing earnings and enhanced prospects.

Moreover, in assessing the $3.50 increase in the Offer price between February 5, 2010 and July 8, 2010, the Airgas Board notes that the average percentage share price appreciation of the three major industrial gas companies, excluding Air Products and Airgas, during that same period substantially exceeds the percentage price increase reflected in the Revised Offer. The share price of the three major industrial gas companies, excluding Air Products and Airgas, increased by an average of approximately 11.7%, on an equal weighting basis denominated in local currencies, during that period. By comparison, the Revised Offer reflects a per share increase of only approximately 5.8% over the initial $60 per share Original Offer made over five months ago. Although many factors contribute to an individual company’s market price, our Board believes this share price appreciation for industry companies other than Air Products reflects the market’s perception of improving prospects for the industrial gas industry during the past five months.

•

The Airgas Board believes that the Revised Offer does not reflect the value of Airgas as the largest and most valuable packaged gas business in the world with an unrivaled platform. The Airgas Board believes that the Revised Offer does not reward Airgas’ stockholders for Airgas’ scarcity value as the only remaining independent packaged gas company of scale in the world. Airgas is the largest U.S. distributor of industrial, medical and specialty gases (delivered in “packaged” or cylinder form) and hardgoods, such as welding equipment and supplies. The U.S. remains the largest market for these products in the world and even Air Products has publicly acknowledged its expectations that North America will account for more than a quarter of global GDP growth in the next five years. Airgas’ position in its industry is preeminent and, while future results are inherently subject to a number of risks, the Airgas Board believes that the Company is poised to continue to enhance stockholder value through organic growth and acquisitions. Airgas’ national scale, strong local presence and broad product and service offerings deliver a compelling value proposition to its diversified customer base in a very attractive market.

•

Airgas has a unique culture that propels its success. We believe that Airgas’ record of successful growth and excellent results for our stockholders, sustained over many years, has been achieved because of our entrepreneurial, service-oriented culture and decentralized management structure. A major contributor to these results has been our “ownership culture,” as exemplified by our Board’s ownership of approximately 11% of the Airgas Common Shares (including options), and by the fact that many of our associates have invested in Airgas through 401(k) accounts, the Employee Stock Purchase Plan and personal accounts. This ownership culture is one of Airgas’ distinctive strengths. The strong performance achieved by Airgas during the past two quarters, despite the potential distraction of the Air Products hostile takeover attempt, is evidence of the power of Airgas’ culture. We believe that our directors’ substantial investment in the Company is a very positive factor, affirming their faith in our Company and indicating that their interests

[7]	See reconciliations of non-GAAP measures on Annex F.

are aligned with the interests of the other stockholders. As a result of our ownership culture, our directors, management and associates are highly incentivized to maximize stockholder value.

II)	The Timing of the Offer is Extremely Opportunistic.

The Board believes that the timing of the Offer is extremely opportunistic and disadvantageous to Airgas stockholders. We believe Air Products’ own statements in connection with the Original Offer (“the timing for this combination is excellent... [t]he economy is just beginning to emerge from recession...”) are supportive of this view. Airgas’ performance since Air Products commenced the Original Offer in February serves to further strengthen the Board’s conviction in this respect:

•

The timing of the Offer is extremely opportunistic. Airgas’ EBITDA has increased every year over the prior year for the past 22 years preceding the 2009 recession, with only a few very minor exceptions. The timing of the Original Offer sought to exploit Airgas’ only significant decline in annual EBITDA in 22 years, as can be seen in the chart entitled “Proven Track Record” under “—Background of the Offer” in the Statement filed on February 22, 2010, as well as a 10% stock price decline in a single trading day (January 29, 2010).

•

Airgas historically lags going into and out of recessionary periods and emerges with significant upside. Over the past decade, Airgas has made a substantial investment in infrastructure and achieved the preeminent position in a consolidating industry. Historically, Airgas has emerged strongly from recessionary periods, as evidenced by a 346% increase in the trading price of Airgas Common Shares in the 22 months from June 2000. Airgas’ same-store sales are now beginning to rebound. Our 6% same-store year over year sales growth for the quarter ending June 30, 2010 is the first positive same-store year over year result since the quarter ending December 31, 2008.

•

Air Products well knows that the risk to the success of its Offer increases dramatically as Airgas resumes the growth and success which have been the hallmarks of its performance over its history. Air Products’ tactics seek to disadvantage Airgas stockholders by terminating their ability to realize the benefits of Airgas’ future. Although future performance is inherently subject to risk, the Airgas Board believes that Airgas and its stockholders are poised to realize significant benefits as the economy emerges from the worst recession since the Great Depression, making this precisely the wrong time to sell Airgas. The Airgas Board believes that Airgas’ recent robust results and the strengthening of Airgas’ business validate their belief in Airgas’ potential for value creation.

Air Products has repeatedly declared that “the timing for this combination is ideal” and “the timing for this combination is excellent... [t]he economy is just beginning to emerge from recession...” The timing is excellent for Air Products—but very poor for Airgas stockholders—in light of the depressed value of the Airgas Common Shares prior to the announcement of the Offer. We believe that Air Products decided that it could not wait any longer to launch its Offer because the improving economic conditions that Air Products observed were at risk of soon becoming reflected in Airgas’ stock price. We believe that Air Products’ desire to cut off Airgas’ ability to demonstrate improved performance is reflected in its proposal that Airgas hold two annual meetings within four months of one another in a single fiscal year, which we believe is an unprecedented schedule for a public company. In addition, as a legal matter, the Airgas Board believes that the proposal is invalid because it conflicts with the Delaware statutory provisions relating to the classification of boards of directors and Airgas’ Certificate of Incorporation.

III)	Airgas Has Received Inadequacy Opinions from its Financial Advisors Regarding the Revised Offer.

The Airgas Board considered the fact that BofA Merrill Lynch and Goldman Sachs each rendered an opinion to the Airgas Board, subsequently confirmed in writing, that as of July 20, 2010 and based upon and subject to the factors and assumptions set forth in the written opinions, the consideration proposed to be paid to the holders of Airgas Common Shares (other than AP Sub or its affiliates) pursuant to the Revised Offer was inadequate from a financial point of view to such holders. The full text of the respective written opinions of BofA Merrill Lynch and Goldman Sachs, each dated July 20, 2010, and each of which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes D and E, respectively. BofA Merrill Lynch and Goldman Sachs provided their respective opinions for the information and assistance of the Airgas Board in connection with its consideration of the Revised Offer. The opinions of BofA Merrill Lynch and Goldman Sachs are not a recommendation as to whether or not any holder of Airgas Common Shares should tender such Airgas Common Shares in connection with the Revised Offer or any other matter.

IV)	The Offer is Highly Uncertain and Would Provide Considerably Deferred Value.

The Board believes that the Offer is highly uncertain and would require a significant amount of time to complete, even under the most favorable circumstances.

•

The Offer is subject to significant regulatory concerns. Despite Air Products’ public statements designed to minimize the regulatory risks of its Offer, those regulatory risks are significant. More than five months after its initiation of the Offer, Air Products has not yet filed the Notification and Report Form required under the HSR Act in connection with the Offer. For more information regarding regulatory requirements in connection with the Offer, please see the section entitled “Regulatory Approvals” in the Statement. In Airgas’ view, the antitrust regulatory authorities would be likely to require in connection with any approval that Air Products agree to divest substantial assets or businesses of Air Products or Airgas. The timing of any such approval, the extent of concessions which would be necessary to obtain any such approval and Air Products’ willingness to take any actions which may be required by regulatory authorities impose uncertainty with respect to the Offer and its timing.

•

The regulatory concerns are amplified because Air Products failed to clear regulatory hurdles in its last attempt to acquire a major American industrial gas company. In 2000, Air Products abandoned its offer to acquire the U.S. operations of The BOC Group following its failure to obtain antitrust clearance—despite publicly claiming it had “developed a detailed divestiture plan that addressed the competitive issues.” Notwithstanding Air Products’ failure to obtain U.S. antitrust clearance in its last attempt to acquire a major American industrial gas company, the Offer does not contain a commitment that Air Products will take all actions necessary to obtain the approvals required to consummate the proposed acquisition. Therefore, the carefully crafted statement in Air Products’ Offer that Air Products is “prepared to make appropriate divestitures” to obtain necessary regulatory approvals provides little comfort. These concerns are exacerbated by Air Products’ history and by the many subjective and “hair trigger” conditions set forth in their Offer, as described in Item 2 of the Statement filed on February 22, 2010 and below.

V)	The Quantity and Nature of the Offer’s Conditions Create Major Uncertainty and Risk.

The Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion.

•

The Offer contains an extraordinarily lengthy list of conditions. As described under Item 2 of the Statement filed on February 22, 2010 and in Annex A of the Offer, the Offer is subject to numerous conditions, including, among others, the following conditions:

–   the Impairment Condition,

–   the No Material Adverse Effect Condition,

–   the Market Index Condition,

–   the No Lawsuits Condition,

–   the No Diminution of Benefits Condition,

–   the No Material Change Condition,

–   the No Adverse Effect on Contracts Condition,

–   the Stockholder Ownership Condition,

–   the Minimum Tender Condition,

–   the Rights Plan Condition,

–   the Section 203 Condition,

–   the Certificate Condition, and

–   the HSR Condition.

•

Airgas stockholders have no assurance that the Offer will ever be completed. The Offer is illusory, as some of the Offer’s conditions will not be satisfied as a result of Airgas’ publicly disclosed documents, while others are subject to de minimis materiality standards and can be invoked by Air Products in its sole discretion. Although Air Products has amended the Offer to provide that the declaration and payment of the dividend declared on January 28, 2010 would not result in the failure of a condition to the Offer to be satisfied, Air Products has not exempted any subsequent quarterly dividend payments from this condition, including (i) the quarterly dividend declared on May 25, 2010 and paid on June 30, 2010 to holders of record as of June 15, 2010, which was prior to the date of the Revised Offer, and (ii) the just-announced quarterly dividend of $0.25 per share of Airgas Common Stock, which represented a $.03 per share quarterly increase. Another example of the Offer’s illusory nature is that Air Products, under the terms of the Offer, is permitted to terminate the Offer if any indebtedness of Airgas is subject to acceleration or otherwise adversely affected in connection with the Offer—notwithstanding that Airgas’ publicly available debt instruments, such as its credit agreement, provide for acceleration and/or similar rights in the event that the Offer is consummated. In addition, many of the conditions to the Offer are subject to Air Products’ sole discretion and many establish a de minimis materiality standard making it easy for Air Products to claim that a condition is not satisfied and terminate the Offer. Indeed, Air Products would have the right to declare a condition not satisfied even if the failure to be satisfied was caused by the action or inaction of Air Products.

VI)	Air Products’ Tactics Have Been Designed To Distract and Divert Attention from the Grossly Inadequate and Highly Opportunistic Nature of its Offer.

•

The Airgas Board believes that Air Products’ repeated criticism of our decision not to engage in negotiations with them is an effort to take the focus off their grossly inadequate price and the highly opportunistic timing of the Offer. The Airgas Board believes that the Revised Offer is not a sensible starting point for discussions or negotiations and therefore there is no purpose in pursuing negotiations with respect to such a grossly inadequate, highly opportunistic offer.

•

Air Products’ pre-planned strategy of attacking Airgas’ Chairman reflects, in our view, a total misunderstanding of Airgas’ culture, which would impede Air Products’ ability to run Airgas successfully. These matters are described in Item 4, “The Solicitation or Recommendation—Background of the Offer” of the Statement dated February 22, 2010. The shocked reactions of Airgas’ associates to Air Products’ tactics portend serious problems for Air Products if it were to succeed in acquiring Airgas.

•

Air Products’ assertions that our Chairman, who is Airgas’ largest stockholder, has a conflict of interest in considering the Offer, is, in our Board’s view, illogical and disingenuous. The Airgas Board regards these assertions to be part of Air Products’ pre-planned strategy of attacking our Chairman. In stark contrast to Airgas’ ownership culture, seven of Air Products’ ten directors own no stock in Air Products according to Air Products’ definitive proxy statement for its recent annual meeting of stockholders. In addition, Air Products’ Chairman’s disclosed annual compensation for fiscal year 2009 is more than five times greater than the value of the unrestricted shares of Air Products that he owns.[8]

[8]	This calculation is derived from Air Products’ definitive proxy statement for its most recent annual meeting of stockholders and assumes an Air Products stock price of $70. It does not include awards made to Mr. McGlade of restricted stock, stock options and deferred stock units.

VII)	An Acquisition of Airgas by Air Products Would Likely Reduce Rather Than Enhance Stockholder Value.

Air Products has a poor acquisition track record, little experience relevant to Airgas’ business and a synergy plan that demonstrates its fundamental misunderstanding of our business. This is particularly concerning if Air Products again revises its Offer to include stock.

•

Air Products has intentionally downplayed the significant differences between the European and U.S. packaged gas industries. The packaged gas industries in the U.S. and Europe, in fact, have very little in common. In contrast to Air Products’ European business, Airgas’ U.S. business operates in a highly competitive marketplace in which customers demand distribution of numerous products and services, commonly on a just-in-time basis. Air Products’ European packaged gas business, which is much smaller than Airgas’, operates in a more consolidated and vertically integrated environment. Airgas’ concerns were significantly heightened by remarks that Air Products’ Chairman made on February 17, 2010 at an industry conference. In these remarks, Air Products’ Chairman touted “supply chain synergies” to be derived by Air Products from consolidating filling locations, consolidating gas plant locations, moving from local delivery to hub-and-spoke delivery and utilizing shared services for packaged gas operations and project management.

Air Products’ repeated suggestions that a lack of scale was the reason they were unsuccessful in the U.S. packaged gas business years ago, and that the scale of Airgas’ business in the U.S. will allow for “synergies” to be achieved now, are misguided. In this regard, when we acquired Air Products’ packaged gas distribution business in 2002, the business had been deprived of capital and was struggling to provide competitive levels of customer service. We are concerned that Air Products is once again demonstrating a fundamental misunderstanding of the highly local, customer-centric nature of the U.S. packaged gas distribution business. We believe that its restructuring of our business model would significantly harm relations with customers, strengthen competitors, ultimately cause severe damage to the business that we have nurtured and developed over nearly 30 years, and reduce rather than enhance stockholder value.

•

Air Products’ acquisition history raises serious concerns. Air Products’ acquisition history raises serious questions about its ability to successfully manage Airgas were it to succeed in acquiring our company. In the past 10 years, Air Products has spent $1.8 billion on acquisitions and recorded approximately $400 million of impairments and losses related to those acquisitions. In contrast, Airgas has executed more than four times the number of acquisitions as Air Products in the last decade, while recording less than 1/10th of the acquisition and restructuring charges related to acquisitions as Air Products did during this time. Included in this destruction of stockholder value through acquisitions is Air Products’ failed integration of American Homecare Supply, which it purchased in 2002 for approximately $165 million. Over the ensuing three years, Air Products spent over $200 million on acquiring additional homecare businesses. After continued underperformance of its home healthcare businesses, Air Products announced a strategic option review in April 2008. Air Products proceeded to sell its entire home healthcare portfolio in 2008 and 2009 and recorded pre-tax impairment charges of $329.2 million in 2008 and $48.7 million in 2009. In addition, a similar example of stockholder value destruction is Air Products’ incurrence of $730 million in charges and losses on unwinding currency hedges related to its aborted attempt to acquire The BOC Group, an acquisition Air Products could not complete because it failed to obtain antitrust clearance for the proposed transaction.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Airgas Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Airgas and considered the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors. Stockholders should be aware that future performance is subject to numerous risks, many of which are beyond Airgas’ control. See “Forward Looking Statements,” below.

In light of the factors described above, the Airgas Board has unanimously determined that the Revised Offer is not in the best interests of Airgas’ stockholders. Therefore, the Airgas Board unanimously recommends that the stockholders reject the Revised Offer and not tender their shares to Air Products for purchase pursuant to the Revised Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 of the Statement is hereby amended to add the transactions below to the table therein:

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Peter McCausland	July 12, 2010	1,000,000	N/A	Shares of Airgas Common Shares transferred (considered a gift) to two grantor retained annuity trusts of which Peter McCausland is a co-trustee with his spouse and either he or his spouse is a beneficiary
Robert M. McLaughlin	July 8, 2010	4.42	63.87	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	July 8, 2010	1.26	63.87	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	July 8, 2010	1.95	63.87	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	July 8, 2010	0.56	63.87	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	July 8, 2010	1.42	63.87	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	July 8, 2010	0.71	63.87	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	July 1, 2010	91.85	52.73	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Thomas Smyth	July 1, 2010	70.75	52.73	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Dwight T. Wilson	July 1, 2010	51.51	52.73	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Les Graff	July 1, 2010	63.12	52.73	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Max D. Hooper	July 1, 2010	80.12	52.73	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Michael L. Molinini	July 1, 2010	116.43	52.73	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Shaun B. Powers	July 1, 2010	130.29	52.73	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan
Robert H. Young, Jr.	July 1, 2010	25.51	52.73	Purchase of Airgas Common Shares under the Company’s Employee Stock Purchase Plan

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Robert M. McLaughlin	June 30, 2010	0.73	62.20	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Thomas Smyth	June 30, 2010	3.07	62.20	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Dwight T. Wilson	June 30, 2010	18.49	62.20	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Les Graff	June 30, 2010	13.30	62.20	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Max D. Hooper	June 30, 2010	14.14	62.20	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Peter McCausland	June 30, 2010	146.50	62.20	Purchase of Airgas Common Shares pursuant to automatic dividend reinvestment under the Company’s 401(k) plan
Paula A. Sneed	June 30, 2010	8.14	N/A	Award of Phantom Stock pursuant to Airgas’ deferred compensation plan as a result of reinvestment under the plan of dividends declared and paid with respect to Airgas Common Shares underlying the Phantom Stock
Robert M. McLaughlin	June 24, 2010	4.51	62.27	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	June 24, 2010	1.30	62.27	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	June 24, 2010	2.00	62.27	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	June 24, 2010	0.57	62.27	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	June 24, 2010	1.45	62.27	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	June 24, 2010	0.73	62.27	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	June 4, 2010	4.53	62.37	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	June 4, 2010	1.29	62.37	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	June 4, 2010	1.99	62.37	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	June 4, 2010	0.57	62.37	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	June 4, 2010	1.45	62.37	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	June 4, 2010	0.73	62.37	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Peter McCausland	May 25, 2010	110,000	N/A	Grant of employee stock options to acquire Airgas Common Shares under the Company’s equity incentive plan
Michael L. Molinini	May 25, 2010	40,000	N/A	Grant of employee stock options to acquire Airgas Common Shares under the Company’s equity incentive plan
Robert M. McLaughlin	May 25, 2010	25,000	N/A	Grant of employee stock options to acquire Airgas Common Shares under the Company’s equity incentive plan
Andrew Cichocki	May 25, 2010	12,300	N/A	Grant of employee stock options to acquire Airgas Common Shares under the Company’s equity incentive plan
Max D. Hooper	May 25, 2010	13,400	N/A	Grant of employee stock options to acquire Airgas Common Shares under the Company’s equity incentive plan

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
B. Shaun Powers	May 25, 2010	13,400	N/A	Grant of employee stock options to acquire Airgas Common Shares under the Company’s equity incentive plan
Les Graff	May 25, 2010	12,700	N/A	Grant of employee stock options to acquire Airgas Common Shares under the Company’s equity incentive plan
Robert A. Dougherty	May 25, 2010	12,100	N/A	Grant of employee stock options to acquire Airgas Common Shares under the Company’s equity incentive plan
Dwight T. Wilson	May 25, 2010	10,300	N/A	Grant of employee stock options to acquire Airgas Common Shares under the Company’s equity incentive plan
Robert H. Young, Jr.	May 25, 2010	10,300	N/A	Grant of employee stock options to acquire Airgas Common Shares under the Company’s equity incentive plan
Thomas Smyth	May 25, 2010	8,000	N/A	Grant of employee stock options to acquire Airgas Common Shares under the Company’s equity incentive plan
Robert M. McLaughlin	May 21, 2010	4.58	61.70	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	May 21, 2010	1.31	61.70	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	May 21, 2010	2.02	61.70	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	May 21, 2010	0.58	61.70	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	May 21, 2010	1.47	61.70	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	May 21, 2010	0.73	61.70	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	May 5, 2010	4.44	63.68	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	May 5, 2010	1.27	63.68	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	May 5, 2010	1.95	63.68	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	May 5, 2010	0.56	63.68	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	May 5, 2010	1.42	63.68	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	May 5, 2010	0.71	63.68	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan

ITEM 8.	ADDITIONAL INFORMATION

The section entitled “Forward-Looking Statements” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

Forward-Looking Statements

This Schedule 14D-9 contains statements that are forward looking. Forward-looking statements include the statements identified as forward-looking in the Company’s press release announcing its quarterly earnings, as well as any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include the factors identified in the Company’s press release announcing its quarterly earnings, as well as other factors described in the Company’s reports, including its March 31, 2010 Form 10-K, subsequent Forms 10-Q, and other forms filed by the Company with the Securities and Exchange Commission. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. The Company is not waiving any other defenses that may be available under applicable law.

ITEM 9.	EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits.

Exhibit Number	Description

(a)(34)	Press release issued by Airgas, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(35)	Letter to stockholders of Airgas, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(36)	Letter to employees of Airgas, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(37)	Letter to customers of Airgas, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(38)	Letter from Mr. John McGlade to the Airgas Board, dated July 9, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on July 9, 2010).

(a)(39)	Letter from Mr. Peter McCausland to Mr. John Mc Glade, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(40)	Press release issued by Airgas, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(41)	Slides accompanying Earnings Presentation (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(e)(7)	Excerpts from the Airgas Preliminary Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Stockholders as filed with the SEC on July 8, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AIRGAS, INC.

By:	/s/ Robert H. Young, Jr.
Name:	Robert H. Young, Jr.
Title:	Senior Vice President and General Counsel

Dated: July 21 , 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(34)	Press release issued by Airgas, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(35)	Letter to stockholders of Airgas, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(36)	Letter to employees of Airgas, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(37)	Letter to customers of Airgas, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(38)	Letter from Mr. John McGlade to the Airgas Board, dated July 9, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on July 9, 2010).

(a)(39)	Letter from Mr. Peter McCausland to Mr. John Mc Glade, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(40)	Press release issued by Airgas, dated July 21, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(a)(41)	Slides accompanying Earnings Presentation (incorporated by reference to the Schedule 14A filed with the SEC on July 21, 2010).

(e)(7)	Excerpts from the Airgas Preliminary Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Stockholders as filed with the SEC on July 8, 2010.

ANNEX D

July 20, 2010

The Board of Directors

Airgas, Inc.

259 North Radnor-Chester Road

Suite 100

Radnor, Pennsylvania 19087-5283

Members of the Board of Directors:

On February 11, 2010, Air Products Distribution, Inc. (“Purchaser”), a wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), commenced an offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Airgas, Inc. (the “Company”) at a purchase price of $60.00 per share in cash, which was subsequently increased on July 8, 2010 to $63.50 per share in cash (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2010, as amended (the “Amended Offer to Purchase”), and in the related amended Letter of Transmittal (which, together with the Amended Offer to Purchase, collectively constitute the “Amended Offer”). The terms and conditions of the Amended Offer are described in the Schedule TO filed by Purchaser and Air Products with the Securities and Exchange Commission on February 11, 2010, as amended through Amendment No. 19 thereto (the “Amended Schedule TO”). We note that the Amended Offer to Purchase provides that, following consummation of the Amended Offer, Purchaser intends to consummate a merger with the Company (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price paid per share of Company Common Stock pursuant to the Amended Offer, without interest.

You have requested our opinion as to the adequacy, from a financial point of view, to the holders of Company Common Stock of the Consideration offered to such holders (other than Purchaser and any of its affiliates) in the Amended Offer.

In connection with this opinion, we have, among other things:

(1)	reviewed the terms and conditions of the Amended Offer as set forth in the Amended Schedule TO and the exhibits thereto;

(2)

reviewed the Solicitation/Recommendation Statement of the Company filed with the Securities and Exchange Commission on February 22, 2010, as amended through Amendment No. 21 thereto, which Amendment No. 21 will be filed on Schedule 14D-9/A, in the form approved by you on the date of this opinion;

The Board of Directors

Airgas, Inc.

(3)	reviewed certain publicly available business and financial information relating to the Company and Air Products;

(4)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (such forecasts, the “Company Forecasts”);

(5)	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(6)	discussed with members of senior management of the Company their assessment of the strategic rationale of Air Products for, and the potential benefits for Air Products of, the Transactions;

(7)	reviewed the trading history for the Company Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(8)	compared certain financial and stock market information of the Company and Air Products with similar information of other companies we deemed relevant;

(9)	compared certain financial terms of the Amended Offer to financial terms, to the extent publicly available, of other transactions we deemed relevant; and

(10)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, we have been advised by the Company, and have assumed, that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company.

We express no view or opinion as to any terms or other aspects of the Transactions (other than the Consideration to be paid in the Amended Offer, to the extent expressly specified herein), including, without limitation, the form or structure of the Transactions. Our opinion is limited to the adequacy, from a financial point of view, to the holders of Company Common Stock of the Consideration offered to such holders (other than Purchaser and any of its affiliates) in the Amended Offer and no opinion or view is expressed with respect to any consideration to be received in connection with the Transactions by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no

The Board of Directors

Airgas, Inc.

opinion or view is expressed with respect to the fairness (financial or otherwise) of the Consideration to be paid in the Transactions or the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of the Company or Air Products, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage. We are not expressing any opinion as to the prices at which the Company Common Stock will trade at any time. In addition, we express no opinion or recommendation as to whether any holder of shares of Company Common Stock should tender such shares in connection with the Amended Offer or any related matter.

We have acted as financial advisor to the Company in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the Company. We have received a fee and expect to receive additional fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Amended Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Air Products and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to the Company and to Air Products and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as joint-bookrunner in connection with the Company’s $300 million senior note offering completed in March 2010, (ii) having acted as joint-bookrunner in connection with the Company’s $400 million senior note offering completed in September 2009, (iii) having acted as joint-bookrunner in connection with the Company’s $400 million senior subordinated note offering in June 2008, (iv) providing treasury and trade products and services to the Company and (v) providing commercial banking services to the Company and to the Purchaser, including acting as a lender under certain credit facilities to each of the Company and the Purchaser.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Amended Offer.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

The Board of Directors

Airgas, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration offered to the holders of Company Common Stock (other than Purchaser and any of its affiliates) pursuant to the Amended Offer is inadequate from a financial point of view to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

ANNEX E

PERSONAL AND CONFIDENTIAL

July 20, 2010

Board of Directors

Airgas, Inc.

259 North Radnor-Chester Road

Suite 100

Radnor, Pennsylvania 19087-5283

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Airgas, Inc. (the “Company”), of the $63.50 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Amended Offer (as defined below). The terms of the amended offer to purchase (the “Amended Offer to Purchase”) and related amended letter of transmittal (which, together with the Amended Offer to Purchase, constitutes the “Amended Offer”) contained in the Tender Offer Statement on Schedule TO filed by Air Products and Chemicals, Inc. (“Parent”) and Air Products Distribution, Inc., a wholly owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on February 11, 2010, as amended through Amendment No. 19 to the Tender Offer Statement on Schedule TO filed by Parent and the Offeror with the Securities and Exchange Commission on July 9, 2010 (as amended, the “Amended Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Amended Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Amended Offer to Purchase provides that, following consummation of the Amended Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price paid per Share pursuant to the Amended Offer, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Company in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the

Board of Directors

Airgas, Inc.

July 20, 2010

Page Two

Company. We have received a fee and expect to receive additional fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Amended Offer is consummated. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided from time to time, and are currently providing, certain investment banking and other financial services to the Company and its affiliates, for which our investment banking division has received, and may receive, compensation, including having acted as a participant in the Company’s senior secured credit facility (aggregate commitment $45,700,000) since July 2006; as joint bookrunner with respect to an offering of the Company’s 7.125% Senior Subordinated Notes due October 2018 (aggregate principal amount $400,000,000) in June 2008; as lead manager with respect to a public offering of the Company’s 4.5% Senior Notes due September 2014 (aggregate principal amount $400,000,000) in September 2009; and as joint bookrunner with respect to an offering of the Company’s 2.85% Senior Notes due 2013 (aggregate principal amount $300,000,000) in March 2010. We also have provided certain investment banking and other financial services to Parent and its affiliates from time to time for which our investment banking division has received, and may receive, compensation, including having acted as joint bookrunner with respect to a public offering of Parent’s 4.15% Senior Notes due 2013 (aggregate principal amount $300,000,000) in February 2008; as Parent’s financial advisor in connection with the sale of its interest in its vinyl acetate ethylene polymers joint ventures in January 2008; as Parent’s financial advisor in connection with its sale of certain non-pressure emulsions businesses and related production facilities in July 2008; as Parent’s financial advisor in connection with the sale of more than half of its remaining U.S. healthcare business in the third quarter of 2009; and as senior manager or sole bookrunner in connection with numerous municipal financing transactions by Parent and its subsidiaries. We also may provide investment banking and other financial services to the Company, Parent and their respective affiliates in the future for which our investment banking division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Amended Schedule TO, including the Amended Offer to Purchase and related amended letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company filed with the Securities and Exchange Commission on February 22, 2010, as amended through Amendment No. 21 to the Solicitation/Recommendation Statement of the Company, which Amendment No. 21 will be filed on Schedule 14D-9/A, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parent for the five fiscal years ended March 31, 2010 and September 30, 2009, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future

Board of Directors

Airgas, Inc.

July 20, 2010

Page Three

prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the industrial gas industry specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Amended Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Amended Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Board of Directors

Airgas, Inc.

July 20, 2010

Page Four

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer is inadequate from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

ANNEX F

Reconciliation: Earnings per Diluted Share to Adjusted Earnings per Diluted Share

	Calendar Year Ended December 31,
	2009	2005	2004	2003	2002
Earnings per diluted share	$2.55	$1.48	$1.18	$1.04	$0.82
Adjustments:
Loss on debt extinguishment	0.07	—	—	—	—
Multi-employer pension plan withdrawal charges	0.05	—	—	—	—
Legal settlement	—	—	—	—	0.08
Restructuring charge (recovery)	—	—	(0.01)	—	0.03
Insurance gain	—	—	—	(0.02)	—
Fire losses	—	—	—	0.02	—
Acquisition integration costs	—	0.01	0.03	—	—
Employee separation costs	—	0.01	—	—	—
Hurricane losses	—	0.02	—	—	—
Losses from discontinued operations	—	0.01	—	0.01	0.01

Adjusted earnings per diluted share	$2.67	$1.53	$1.20	$1.05	$0.94

Three Months Ended June 30, 2010
Earnings per diluted share	$0.76
Adjustments:
Costs related to unsolicited takeover attempt	0.03
Loss on debt extinguishment	0.02
Multi-employer pension plan withdrawal charges	0.02
Non-recurring tax benefit	—

Adjusted earnings per diluted share	$0.83

		Fiscal Year Ended March 31, 2011
	Fiscal Year Ended March 31, 2010	Low	YoY Change	High	YoY Change
Earnings per diluted share	$2.34	$3.08		$3.23
Adjustments:
Costs related to unsolicited takeover attempt	0.18	0.03		0.03
Loss on debt extinguishment	0.14	0.02		0.02
Multi-employer pension plan withdrawal charges	0.05	0.02		0.02
Non-recurring tax benefit	(0.03)	—		—

Adjusted earnings per diluted share	$2.68	$3.15	18%	$3.30	23%

Airgas believes that adjusted earnings per diluted share provide investors meaningful insight into the Company’s earnings trend without the impact of debt extinguishment charges, multi-employer pension plan withdrawal charges, the settlement of material litigation, restructuring charges, insurance gains, fire losses, the costs of the BOC acquisition integration, employee separation costs, hurricane losses and losses from discontinued operations. It should be noted that our adjusted earnings per diluted share metric may be different from adjusted earnings per diluted share metrics provided by other companies.

Reconciliation: Net Cash Provided by Operating Activities to Adjusted Cash from Operations

	Twelve Months Ended December 31,

($ in millions)	2009	2001	CAGR
Net cash provided by operating activities	$581	$216
Adjustments to cash provided by operating activities:
Cash used (provided) by the securitization of trade receivables	92	(66)
Stock issued for employee stock purchase plan	16	—
Tax benefit realized from exercise of stock options	5	—

Adjusted cash from operations	$694	$150	21%

Airgas believes that adjusted cash from operations provides investors meaningful insight into the Company’s ability to generate cash from operations, which is available for servicing debt obligations and for the execution of its business strategy, including acquisitions, the prepayment of debt, or to support other investing and financing activities.

Reconciliation: Net Earnings to Adjusted EBITDA

	Twelve Months Ended
	December 31,
($ in millions)	2009	2001	CAGR
Net earnings (loss)	$213	$(18)
Cumulative effect of change in accounting principle	—	59

Earnings before the cumulative effect of a change in accounting principle	213	41
Plus:
Income Taxes	136	26
Equity in earnings of unconsolidated subsidiary	—	(3)
Interest expense, net	70	48
Discount on securitization of trade receivables	6	5
Loss on the extinguishment of debt	9	—
Other (income) expense, net	(1)	(1)
Depreciation	210	62
Amortization	22	12
Multi-employer pension plan withdrawal charge	7	—

Adjusted EBITDA	$672	$190	17%

Airgas believes this presentation of adjusted EBITDA helps investors better assess earnings quality.

Reconciliation: Total Debt to Adjusted Debt

(In thousands)	December 31, 2009	June 30, 2010	(Decrease)
Current portion of long-term debt	$10,103	$9,589
Long-term debt, excluding current portion	1,604,070	1,711,630

Total Debt	1,614,173	1,721,219
Securitization of trade receivables	267,900	—

Adjusted debt	$1,882,073	$1,721,219	$(160,854)

Airgas uses adjusted debt to provide investors with a more meaningful measure of the Company’s debt obligations by adjusting for funds received under the trade receivables securitization program. Prior to April 1, 2010, the outstanding funds received under this program not recognized on the Company’s balance sheet. On April 1, 2010, the Company adopted new accounting guidance which affected the presentation of its trade receivables securitization program. Under the new guidance, proceeds received under the securitization are treated as secured borrowings, and therefore are reflected on the balance sheet. Previously, they were treated as proceeds from the sale of trade receivables.

Reconciliation: Net Earnings (Loss) per Diluted Share to Earnings per Diluted Share Before Cumulative Effect of Change in Accounting Principle

	Twelve Months Ended
	December 31,
	2009	2001	CAGR
Net earnings (loss) per diluted share	$2.55	($0.26)
Add:
Cumulative effect per diluted share of change in accounting principle	—	0.85

Earnings per diluted share before cumulative effect of change in accounting principle	$2.55	$0.59	20%

Airgas believes that adjusted earnings per diluted share provides investors meaningful insight into the Company’s earnings performance without the cumulative effect of a change in accounting principle.

Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures.

Certain reclassifications have been made to prior period financial statements to conform to the current presentation.